EXHIBIT 1


              SOUTHEASTERN ASSET MANAGEMENT AND LONGLEAF PARTNERS
           SMALL-CAP FUND ANNOUNCE OPPOSITION TO AXA FINANCIAL'S $31
      PER SHARE BID TO ACQUIRE THE MONY GROUP (NYSE:MNY) AND SUBMISSION OF
              SHAREHOLDER PROPOSAL REGARDING CHANGE OF MANAGEMENT

         Memphis, Tennessee, January 22, 2004. Southeastern Asset Management, Inc. ("Southeastern"), investment adviser to Longleaf Partners Small-Cap Fund ("Longleaf"), announced today that it intends to vote its clients' shares of The MONY Group Inc. (NYSE:MNY) against the $31 per share offer by AXA Financial, Inc. ("AXA"). Southeastern's clients, including Longleaf, own approximately 4.7% of MONY's outstanding shares.

         Southeastern also announced that on December 5, 2003, Longleaf submitted a shareholder proposal to be included in MONY's proxy for the 2004 annual meeting, should AXA's bid be voted down. The proposal, which is attached to this press release as Exhibit A, recommends that MONY's Board evaluate whether a change of senior management would benefit shareholders. "It is our hope that shareholders will send a strong message to the Board," said O. Mason Hawkins, Southeastern's CEO and Co-Portfolio Manager of Longleaf. "If shareholders defeat AXA's bid and then support Longleaf's proposal at the annual meeting, we believe the Board will take a hard look at replacing senior management."

         Regarding AXA's bid, Staley Cates, Southeastern's President and Co-Portfolio Manager of Longleaf, stated that "the $31 price is materially below MONY's $41.68 per share GAAP book value, which gives no credit to the company's distribution network or brand name." In addition, Southeastern stated that the MONY acquisition is fraught with conflicts of interest by MONY's senior management group, which could receive disproportionately large severance payouts upon completion of the merger. MONY executives could receive more than $90 million as a result of the merger, or about 6% of the $1.5 billion that shareholders would receive. According to Mr. Cates, "1% to 1.5% is more typical of deals we have analyzed." In view of MONY's poor performance since the IPO and the inadequate price negotiated with AXA, Southeastern believes that senior management should be replaced, not rewarded.

         "We know better qualified, shareholder oriented management can be found, and we have initiated discussions with a leading executive in the life insurance industry who has stated his willingness to serve if requested to do so by the Board," said Mr. Hawkins. "We understand it is the Board's responsibility to select management, but we also believe shareholders' voices should be heard. That's why Longleaf submitted its shareholder proposal." Southeastern stated that if the AXA transaction is voted down, shareholders will be encouraged to communicate their views to the Board at the annual meeting.

         Southeastern stated that it had initiated discussions with Robert M. Devlin, currently head of The Devlin Group, LLC, and former Chairman, President and Chief Executive Officer of American General, one of the largest diversified financial services organizations in the United States. Southeastern initiated discussions with Mr. Devlin after the disappointing announcement of AXA's $31 bid. Southeastern believes that the right management team can unlock the value of MONY.

         Mr. Devlin's career in the financial services business spans 38 years, and under his leadership American General grew assets from $46 billion to $123 billion and market capitalization from $7 billion to over $23 billion. During Devlin's six years as CEO, the company provided shareholders an annual return of 24.5%. In September of 2001, American General was acquired by American International Group. Mr. Devlin has indicated to Southeastern he would be willing to serve if called on to do so by MONY's Board.

         "Southeastern would much prefer to see MONY remain independent with someone like Bob Devlin at the helm than accept AXA's $31 bid," said Hawkins.

         Southeastern has retained Innisfree M&A Incorporated, a leading proxy solicitation firm, in order to assist it in communicating with MONY shareholders in connection with MONY's February 24th special meeting of shareholders to vote on the proposed acquisition. Southeastern plans to communicate with MONY shareholders by means of an exempt solicitation under the federal proxy rules in the near future. In the meantime, Southeastern urges all MONY shareholders to protect the value of their investment by voting against AXA's efforts to buy MONY at a discounted price. In addition, if the transaction is voted down, Southeastern will urge shareholders to support Longleaf's shareholder proposal (should it appear on MONY's proxy for the 2004 annual meeting) or separately to encourage MONY's Board to consider replacing senior management.

    ABOUT SOUTHEASTERN ASSET MANAGEMENT AND LONGLEAF PARTNERS SMALL-CAP FUND

         Southeastern Asset Management, Inc. is an investment management firm with over $25 billion in client assets under management at December 31, 2003, including approximately $12 billion in the three Longleaf Partners Funds:
Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, and Longleaf Partners International Fund. Southeastern was established in 1975, and the first of the Longleaf Partners Funds was launched in 1987.


                                   Exhibit A

        PROPOSAL FOR AGENDA ITEM IN 2004 ANNUAL MEETING PROXY STATEMENT

To adopt a recommendation that the Board of Directors promptly evaluate the performance of the Company's Chief Executive Officer and its President and Chief Operating Officer, especially in light of the recent shareholder vote against the AXA transaction and senior management's conflicts of interest with respect to such transaction, so that the Board can make an informed decision whether either or both of such persons should be replaced as officers of the Company.

SUPPORTING STATEMENT:

Longleaf Partners Small-Cap Fund (the "Fund"), a registered investment company, owns 2,089,600 shares of the common stock of The MONY Group Inc. ("MONY"), or approximately 4.3% of the Company. The Fund and its adviser, Southeastern Asset Management, Inc. ("Southeastern"), generally have productive, supportive relationships with management teams. In the case of MONY, however, the Fund has painfully endured years of underperformance and mismanagement, which culminated in September of 2003, when MONY's management negotiated a terrible deal for shareholders and a wonderful deal for themselves. This management team's handling of the proposed AXA transaction confirmed our belief which had been demonstrated so amply over the years before - that management has operated this Company with a view to enriching itself, at the expense of shareholders.

The Fund believes that the shareholders' vote against the AXA transaction should have sent a clear "wake up call" to the Board that shareholders of MONY will act to protect their interests. In that regard, the Fund believes that shareholder interests will best be served by having the Board take a hard look at current management. The Fund believes that one of the most important responsibilities of a board of directors of a public company is to select a well-qualified senior management team and that the current Board should live up to that responsibility. Existing management has had five years to make progress with the Company, and the failed AXA transaction is the best they could do. Their performance has led to lower credit ratings and has jeopardized the company's ability to raise capital, while executive compensation has increased. The Fund is confident that the Board can find a far superior, shareholder-oriented management team to unlock the value of MONY. Southeastern and the Fund would welcome the opportunity to work in partnership with MONY's Board to find the right team for the job.

Please join Southeastern and the Fund in supporting this recommendation that the Board take prompt action to evaluate the performance of and, if appropriate, replace certain senior executives of the Company.